

October 8, 2014

Via E-mail
Mr. Javan Khazali, President
New Western Energy Corporation
1140 Spectrum
Irvine, CA 92618

**Re: New Western Energy Corporation
        Form 10-K for the Fiscal Year ended December 31, 2013
        Filed April 14, 2014
        Form 10-K/A for the Fiscal Year ended December 31, 2013
        Filed September 26, 2014
        Response letter dated September 26, 2014
        File No. 000-54343**

Dear Mr. Khazali:

We have reviewed your filings and response letter and have the following additional comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K/A for the Fiscal Year ended December 31, 2013

Description of Business, page 2

1.   We note that your amendment includes limited content for Item 1, consisting of a representation of not having proved reserves and indicating quantities of oil and gas production for the last three years. The guidance in Rule 12b-15 of Regulation 12B sets forth requirements for amendments, including that when amending your report you must present the complete text of each item as amended. Therefore, any amendment to correct disclosures that inappropriately indicate you have reserves would need to include all information required in the form instructions for that item, where such disclosures had been made.

You made disclosures indicating you have oil and gas reserves on pages 6 and 9 in the Business section (Item 1), pages 10, 12 and 13 in Risk Factors (Item 1A), and pages F-18 and F-20 in the notes to your financial statements (Item 8). If you have not complied with Rule 4-10(a) of Regulation S-X, which defines various categories of reserves, and thereby have no estimates to report pursuant to Instructions 1 and 2 to paragraph (a)(2) of Item 1202 of Regulation S-K, which pertain to the disclosure of proved, probable and possible reserves, you will need to amend your filing to provide Item 1, Item 1A, and Item 8 in their entirety as amended, to clarify these matters. Your revisions would need to encompass all narratives associated with the following disclosure excerpts.

- "...total estimated net unproved developed reserves were approximately 4,140,320 barrels of oil reserves and 1,185,530 MCF)." (page 9)

- "If we fail to obtain additional capital, we may not be able to implement fully our business plan, which could lead to a decline in reserves." (page 10)

- "We estimate the amount of hydrocarbons available in our prospects," "...of economically recoverable oil and gas reserves...," [and] "This report includes "probable reserves" and "possible reserves" both of which are considered...to be inherently unreliable." (page 12)

- "We may encounter reductions in reserves or be required to make large and unanticipated capital expenditures to comply with governmental laws and regulations...." (page 13)

- "The assignment consisted of eight (8) leases located in Rogers County, Oklahoma... covering approximately 1,520 acres of land with total oil reserves of approximately 2,830,240 barrels." (page F-18)

- "The Volunteer and Lander's leases also have proven behind pipe coal gas reserves." (pages 6 and F-20)

Given that you report revenues from production from properties for which you have not established reserves, you should also have disclosure in MD&A (Item 7) that clarifies the reserve status of such properties, and focusses on the uncertainty of being able to continue producing at historical levels or for any period of time, due to the limited information that you have gathered about the underlying accumulations, consistent with Item 303 of Regulation S-K, Instruction 3 to paragraph 303(a).

Also, it appears that you should expand your disclosures about the effectiveness of your disclosure controls and procedures on page 27 (Item 9A), to clarify that in light of these various revisions, notwithstanding your earlier conclusions, disclosure controls and

procedures were not actually effective. We believe that you should also consider the
requirements that pertain to the concerns outlined above when formulating conclusions
about the effectiveness of your disclosure controls and procedures for reporting in
subsequent periodic filings.

You may elect to file a complete amendment to your annual report to address all of these
concerns. However, if you chose to limit the content, please ensure that you include the
five items identified in this comment in their entirety as amended. You will need to
update the certifications. If you wish to submit a draft amendment for review prior to
filing, please contact us by telephone to discuss.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions
regarding our comment. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief